Re:	AU Optronics Corp. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-31335
August 10, 2010

Mr. Brian Cascio, Accounting Branch Chief
Ms. Leigh Ann Schultz
Ms. Kristin Lochhead
Ms. Allicia Lam
Mr. Geoffrey Kruczek
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the letter received from the Staff of the Securities and Exchange Commission dated July 27, 2010 regarding the Form 20-F for the fiscal year ended December 31, 2009 (“Form 20-F”) of AU Optronics Corp. (the “Company”).

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of our 2009 Form 20-F. Set forth below are the Company’s responses to the comments raised by the Staff.  The comments are repeated below in italics and followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2009

Item 4.B. Business Overview, page 28

1.           In future filings, please provide a description of the seasonality of your business. We note, for example, statements regarding the impact of seasonality on IT panel sales during management’s fourth quarter 2009 conference call are not discussed here. See Item 4.B.3 of Form 20-F.

Response

In response to the Staff’s comment, we will describe the seasonality of our business, as applicable, in future filings in Item 4.B. to the effect set forth below.

Our business is subject to seasonal fluctuations common in the TFT-LCD industry, which in turn is affected by the seasonality of demand for consumer- and other end-products produced by our customers.

We typically record lower sales of our products in the first calendar quarter (primarily reflecting the smaller number of work days in the quarter) and higher sales in the third and fourth calendar quarters (primarily due to the expected rise in consumer demand as the holiday season approaches).  In the case of IT panels, sales may decrease slightly from the third to the fourth calendar quarter as most back-to-school purchases of computers are made by September.

The seasonality of our sales may also be affected by factors such as economic downturn, inventory management by us and our customers, and others.

Principal Products, page 29

2.           We reference the disclosure of product shipments and sales by category and that beginning in April 2009 you reclassified certain products. Please tell us why you do not retroactively present the reclassification for comparative purposes.

Response

In response to the Staff’s comment, we will provide reclassified product shipment and sales information for all periods presented in Item 4.B. in future filings for comparative purposes to the effect set forth below.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	27,478.9	32,881.6	35,225.9
Panels for desktop monitors	30,715.0	28,492.0	27,000.7
Total panels for computer products	58,193.9	61,373.6	62,226.6
Panels for Consumer Electronics Products	146,862.6	187,483.4	232,524.0
Panels for LCD Television	18,913.8	18,826.2	22,846.7
Total	223,970.3	267,683.2	317,597.3

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$		US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	89,030.3	81,100.6	60,432.0		1,891.5
Panels for desktop monitors	133,278.3	93,096.9	68,431.1		2,141.8
Total panels for computer products	22,308.6	174,197.5	128,863.1		4,033.3
Panels for Consumer Electronics Products	54,671.4	55,579.0	46,939.7		1,469.2
Panels for LCD Television	200,913.1	188,846.2	166,407.7		5,208.4
Others(1)	2,290.5	5,305.5	17,120.8		535.8
Total	480,183.6	423,928.2	359,331.3	(2)	11,246.7

(1)	Includes revenues generated from sales of raw materials, components, other TFT-LCD panel products and solar modules and from service charges.

(2)
The amount is under ROC GAAP. Under US GAAP, the total amount of net sales was NT$358,732.8 million (US$11,227.9 million). The difference was due to a difference in accounting treatment for acquisition date of our equity investment in M. Setek under ROC GAAP versus US GAAP. See note 28 to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Item 5. Operating and Financial Review and Prospects, page 46

5.B. Liquidity and Capital Resources, page 58

3.           We note from your financial statements that you have investments in government bonds with repurchase agreements.  Please revise future filings to disclose the nature and term of these agreements within liquidity and capital resources.

Response

 In response to the Staff’s comment, we will add one paragraph in Item 5.B. to disclose the nature and terms of these investments to the effect set forth below:

We also enter into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from 0.11% to 1.88%, 0.3% to 1.2% and 1.80% to 1.85% in 2009, 2008 and 2007, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2009, 2008 and 2007, we held government bonds with reverse repurchase agreements in amounts of NT$11,882.9 million (US$371.9 million), NT$19,553.8 million and NT$24,325.1 million, respectively.

4.           We see that inventories increased from NT$23,610,687 thousand at December 31, 2008 to NT$39,229,916 thousand at December 31,2009. We also see that accounts and notes receivable increased from $22,225,325 thousand at December 31, 2008 to NT$57,025,944 at December 31, 2009.  In those same periods, revenue appears to have decreased. Please explain to us the reasons for the significant increase in inventories and accounts receivable over those periods.  Future filings should include disclosure of changes in items that may reasonably affect liquidity.

Response

In response to the Staff’s comment, we will add disclosure in Item 5.B. in future filings to disclose changes in items that may reasonably affect liquidity to the effect set forth below.

Notes receivable and accounts receivable increased 156.6% to NT$57,025.9 million (US$1,784.9 million) as of December 31, 2009 from NT$22,225.3 million as of December 31, 2008, primarily due to an increase in accounts receivable. Accounts receivable increased 145.0% to NT$57,220.6 million (US$1,790.9 million) as of December 31, 2009 from NT$23,359.2 million as of December 31, 2008, primarily due to increased sales beginning in the second half of 2009, in particular a significant increase of sales in the fourth quarter, as customer demand recovered somewhat from the effects of the global financial crisis and economic downturn.

Inventories increased 66.2% to NT$39,229.9 million (US$1,227.9 million) as of December 31, 2009 from NT$23,610.7 million as of December 31, 2008, primarily due to increases in inventories of work-in-progress and raw materials and spare parts.  The inventories of work-in-progress increased 111.1% to NT$17,109.4 million (US$535.5 million) as of December 31, 2009 from NT$8,104.3 million in 2008. The inventories in raw materials and spare parts increased 177.9% to NT$8,161.6 million (US$255.4 million) in 2009 from NT$2,937.3 million in 2008. The increases in inventories of work-in-progress and raw materials and spare parts were primarily due to increased purchases and stocking beginning in the second half of 2009 following increased sales as customer demand recovered somewhat from the effects of the global financial crisis and economic downturn.

Certification, page 106

5.           In future filings, please file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) as exhibits.

Response

We will file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) as exhibits in future filings.

6.           We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  In addition, we see that you refer to AU Optronics Corp. as “registrant” in the first sentence but as “company” in the rest of the certification. Please note that the certifications should be In the exact form prescribed by Instruction 12 as to the exhibits required by Form 20-F. Please revise in future filings.

Response

We will revise the identification of the certifying individual at the beginning of each certification in future filings so as not to include such individual’s title.  We will revise “registrant” in the first sentence to “company”.

Consolidated Balance Sheets and Statement of Operations, page F-2 and F-4

7.           We see the amounts disclosed for certain line items in the balance sheet and the amount included in the related footnote do not agree. Please reconcile the following line items to their footnotes and tell us the reason for the difference.

Receivables from and payables to related parties – Note 23;

Financial liabilities measured at fair value – current and hedging derivative financial liabilities – noncurrent – Note 6;

Deferred pension cost and minimum pension liability – Note 17; and

Gains on valuation of financial instruments – Note 6.

In future filings please ensure that all financial statement line items reconcile to the related footnote or reconcile the difference.

Response

Receivables from related parties in the amount of NT$5,319,556 thousand, as disclosed on the balance sheet, consisted of receivables resulted from sales and other transactions with related parties. Those receivables were described separately on pages F-73~75. Please refer to the following reconciliation information.

2009
NT$ (in thousands)
Accounts receivable resulted from sales	5,272,388
Receivable from the disposal of property, plant and equipment	6,733
Receivable from other income	40,435
Total	5,319,556

Payables to related parties in the amount of NT$22,750,778 thousand, as disclosed on the balance sheet, consisted both of payable resulting from purchases and other transactions with related parties. Those payables to related parties were described separately on pages F75~76. Please refer to the following reconciliation information.

2009
NT$ (in thousands)
Accounts payable resulted from purchases	22,684,161
Payable resulted from acquiring of property, plant and equipment and others	66,617
Total	22,750,778

We have different types of derivative financial instruments, including foreign currency forward contracts, interest rate swap contracts and options contracts. These financial instruments were classified under current or non-current portion of liabilities in different line items on the balance sheet according to their nature and liquidity. Except for interest rate swap contracts, financial instruments are measured at fair value in line item and financial liabilities are measured at fair value, according to their liquidity. As of December 31, 2009, interest rate swap contracts amounted to US$1,269,540 thousand. Of that amount, US$1,230,309 thousand was related to effective hedges and was classified under hedging derivative financial liabilities. The remaining US$39,231 thousand were classified under financial liabilities measured at fair value.

	Total Amount as of December 31, 2009	Financial liabilities measured at fair value	Hedge derivative financial liabilities –non-current
Derivative financial liabilities:	NT$ (in thousands)
Foreign currency forward contracts	933,289	933,289	—
Interest rate swap contracts	515,847	10,475	505,372
Options contracts	154,513	154,513	—

Other liabilities in the amount of NT$139,246 thousand as of December 31, 2009, as disclosed on the balance sheet, consisted of pension liability of the amount NT$123,685 thousand and guarantee deposits of the amount NT$15,561 thousand. Because the guarantee deposits only represented 0.0025% of total assets as of December 31, 2009, we did not separately disclose its details in the F-pages.

Other assets-others in the amount of NT$1,285,504 thousand as of December 31, 2009, as disclosed on the balance sheet, consisted of prepaid pension assets in the amount of NT$389,833 thousand, refundable deposits of NT$ 204,231 thousand, restricted cash of NT$608,572 thousand, and other assets of NT$82,868 thousand. Because other assets- others only represented 0.21% of total assets as of December 31, 2009, we put them together in one line item on the balance sheet.

As for the deferred pension cost, there is no remaining balance in this account as of December 31, 2009 based on actuarial results. Therefore, we did not disclose such information in Note 17.

The gains on valuation of financial instrument in the amount of NT$813,152 thousand for the year ended December 31, 2009, as disclosed in the consolidated statements of operations, consisted of the following items, which we separately disclosed on pages F-28~30.

2009
NT$ (in thousands)
Net gain arising from foreign exchange forward contract	640,250
Changes in fair value of convertible bond	114,250
Changes in fair value of derivative instrument	58,652
Total	813,152

We will provide additional disclosures to reconcile all financial statement line items to the related footnote or reconcile the differences, as applicable, in future filings.

Notes to Consolidated Financial Statements, page F-11
Note 2. Summary of Significant Accounting Policies, page F-15
(f) Asset Impairment, page F-16

8.   Please revise future filings to disclose how you estimate the “recoverable amount” of long lived assets, intangible assets and goodwill when you perform impairment tests.

Response

We will disclose the determination of “recoverable amount” of long-lived assets, intangible assets and goodwill in future filings.

The estimate of the recoverable amount of long-lived assets and intangible assets is measured as the higher of (a) net selling price and (b) value in use. Net selling price refers to the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use refers to the present value of estimated future cash flows expected to result from the asset’s remaining useful life.

In performing an impairment test, the recoverable amount of goodwill is evaluated in terms of the recorded amount of the cash-generating unit under ROC GAAP to which the goodwill has been allocated to. Under ROC GAAP, “recoverable amount” is defined as the higher of (a) a cash-generating unit’s fair value less costs to sell, or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets.

(g) Cash equivalents and restricted cash in bank, page F-17/F-27

9.   We see here and on page F-27 you indicate that your cash and cash equivalents include highly liquid investments including government bonds with repurchase agreements.  Please address the following:

Describe to us in detail your repurchase agreement transactions, including the business purpose of the transactions and your accounting for those transactions under US and ROC GAAP. As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities serving as collateral under short-term purchases of securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

Response

In Taiwan, the repurchase (“RP”) agreement transactions made between a financial agent institution (“seller”) and a corporation that has excess cash (“buyer”) is a widely used instrument for corporate finance purpose. With RP agreement involving government or corporate bond securities between a buyer and a seller, the seller agrees to repurchase the securities at an agreed upon price and at a stated time. If the RP agreement is from the point of view of buyer, as in our case, it is referred to as a reverse repurchase agreement (“RRP”), as we use the term on Page F-17 when we describe the transaction as “The Company purchases ROC government bonds under agreements to sell”.

The main business purpose for us to enter into the RRP is to better utilize our excess cash on hand. The flexibility of maturities of these RRPs makes them an ideal place to “park” funds on a temporary basis. Unlike time deposits, which are not available in terms of less than one month, these RRP transactions are available in shorter terms, which provide flexibility to our liquidity management. In addition, RRP offers similar or even better returns than time deposits. In 2009, the interest rates of RRP and one-month time deposit ranged from 0.11% to 1.88% and 0.445% to 0.58%, respectively.

The assets which we obtain control of under the RRP agreement represent securities that serve as collateral for our cash purchase until we resell the securities for a specified price. These securities must be government bonds or quasi-government bonds with sell-back dates typically within a period of less than one month from the purchase date. To ensure the liquidity and safety of the RRP transaction, we evaluate the credibility of the counterparty (seller) and the underlying investment bond. Furthermore, we always decide the maturity date of RRP transactions based on our cash forecast before entering the agreements, thus have not once cancelled ahead of the selling date in the past three years.

Under both ROC GAAP and US GAAP, our RRP arrangements are accounted by the financing method, and no GAAP differences were identified between ROC GAAP and US GAAP. It is understood that cash equivalents are defined in the FASB ASC 305-10-20 as short-term, highly liquid investments that have both of the following characteristics:

a.	readily convertible to known amounts of cash;

b.	so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Thus we determine that the securities we purchased resulting from the RRP agreements we entered into in Taiwan meet the definition of cash equivalent as mentioned above. As such, when we invested our cash under reverse repurchase agreements, we reclassify “cash” to “cash equivalents” at the purchase date. The difference between the cost and the resale price is recorded as interest income between the purchase date and the resale date.  The accounting entries during the various stages of an RRP transaction are summarized as below:

a.	At the purchase date of RRP

Debit: Cash equivalents-Government bond under RRP

Credit: Cash

b.	At the resell date of RRP

Debit: Cash

Debit: Withholding tax

Credit: Cash equivalents-Government bond under RRP

Credit: Interest income

Tell us the impact of such transactions on your financial statements as of the date of each balance sheet presented in your Form 20-F and for the last three fiscal years then ended. Specifically quantify for us the gross amount of repurchase agreements and reverse repurchase agreements recorded at each balance sheet date and the gross dollar volume of these transactions you undertook in each of the last three fiscal years.

Response

The following table sets forth the cash equivalents for the above-mentioned RRP arrangements and the total assets as of December 31, 2007, 2008, and 2009.

	As of December 31
	2007	2008	2009
	(NT$ in thousands)
Cash equivalents	24,325,063	19,553,849	11,882,906
Total assets (under US GAAP)	623,655,036	568,985,592	626,141,782
As percentages of total assets	3.90%	3.44%	1.90%

As of December 31, 2009, the carrying amount of RRP arrangement did not exceed 10% of our total assets. We did not undertake any RP arrangement for the last 3 years. Of the RRP transactions we undertook, the gross dollar volume, interest rate and interest income we earned for the last 3 fiscal years are summarized as follows:

	As of December 31
	2007	2008	2009
	(NT$ in thousands)
Cash equivalents	266,587,608	615,552,982	255,817,716
Interest rate	1.8%~1.85%	0.3%~1.2%	0.11%~1.88%
Interest income	118,638	554,349	12,920

For any reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

Response

As discussed above, to ensure the liquidity and safety of the RRP transaction, we will evaluate the credibility of counterparty (seller) and the underlying bond securities, such as their credit rating published by reputable rating agencies. The advances we make under RRPs agreements are collateralized by the securities we purchase, which are government bonds or quasi-government bonds, and with a sell back date typically less than one month from the date of purchase. The fair value of the receivables under those reverse repurchase agreements is estimated at carrying amounts in the balance sheets (i.e. under cash equivalents account), because maturity date is near the balance sheet date and the amount of receivables is very close to the carrying amounts.

For repurchase agreements, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.

Response

Since we only enter into RRP agreements as a buyer with the intention of using the RRP as an investing instrument for our excess cash, this does not apply to us.

Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite both the ROC GAAP and US GAAP accounting guidance that supports that treatment.

Response

As discussed above, under both ROC GAAP and US GAAP, our RRP arrangements are accounted for by the financing method. Please refer to our response to the first question for details.

Tell us how you assessed whether the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were required in your filings.

Response

As Rule 4-08(m)(1) applies to repurchase agreements (assets sold under agreements to repurchase) and Rule 4-08(m)(2) applies to reverse repurchase agreements (assets purchased under agreements to resell), we believe only Rule 4-08(m)(2) applies to us.

Under Rule 4-08(m)(2), there are two criteria for the disclosure requirements of RRP agreements. The first criterion is, whether at the most recent balance sheet date, the aggregate carrying amount of reverse repurchase agreements (securities or other assets purchased under agreements to resell) exceeds 10% of total assets, if so, disclose separately such amount in the balance sheet; and disclose in an appropriately captioned footnote. The second criterion is, whether as of the most recent balance sheet date, the amount at risk under reverse repurchase agreements with any individual counterparty or group of related counterparties exceeds 10% of stockholders’ equity, if so, disclose the name of each such counterparty or group of related counterparties, the amount at risk with each, and the weighted average maturity of the reverse repurchase agreements with each.

In regards to the first criterion, as discussed in the response of the second question, as of December 31, 2009, the carrying amount of RRP arrangements was NT$11,882,906 thousand, which did not exceed 10% of our total assets.

In regards to the second criterion, it is understood that the amount at risk under reverse repurchase agreements is defined as the excess of the carrying amount of the reverse repurchase agreements over the market value of assets delivered pursuant to the agreements by the counterparty to us and not returned to the counterparty, except in exchange for their approximate market value in a separate transaction. Under this specification, the carrying amount of bonds for the RRP agreements did not exceed 10% of stockholder’s equity (i.e. NT$266,268,982 thousand) as of December 31, 2009 and thus, we believe that the amount of risk, if any, would not meet the disclosure threshold required by Rule 4-08(m)(2).

Note 5. Financial Assets Carried at Cost – Noncurrent, page F-28

10.   Please revise future filings to disclose how you determined the fair value of non-publicly listed stocks.  We see that you recorded impairment charges for these investments during 2008 and 2009.  In this regard, please tell us if these amounts are included in Footnote 28(t)(10) for US GAAP.

Response

We will disclose the determination of the fair value of non-publicly listed stocks in future filings.

Level 3 inputs, which are unobservable inputs,  are significant to the fair value of the asset or liability. The fair value measurement of our non-publicly listed stocks which are classified as financial assets carried at cost-noncurrent is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information).

The carrying amounts of the investment of non-publicly listed stocks (accounted for “financial assets carried at cost”) represented approximately 0.08% and 0.10% of Company’s total assets as of December 31, 2009 and 2008, respectively. Currently, these investment amounts are not included in Footnote 28(t)(10) for US GAAP. We will enhance disclosure of fair value of financial instruments in future filings.

Note 7. Notes receivable and accounts receivable, net, page F-32

11.   We refer to the tables you presented summarizing the sale of certain of your accounts receivable.  Please tell us what the column labeled “Amount excluded” represents.  Future filings should also clarify the nature of this column.

Response

In 2008 and 2009, the Company entered into financing facilities with banks to sell certain accounts receivables with no recourse. These accounts receivables will be transferred to other receivables upon our entering into the transaction because the underwriting banks have assumed the risks of non-collection or default by customers in the event of financial difficulties borne after the transaction. Under these facilities, we, irrevocably and without recourse, transferred accounts receivables to the respective underwriting banks. The other receivables were credited to cash when the banks paid the stated amount to the Company on the prescribed date.

Under ROC GAAP, the Company is required to disclose in the footnote the fact of accounts receivable factoring as well as other relevant information in the footnote, such as the name of the counter underwriting bank, factoring limit, amount advanced, amount sold, amount derecognized, principle terms and promissory note as collateral. The column labeled “Amount excluded” represents the total amount of accounts receivable sold and derecognized for the respective fiscal year. In other words, those amounts have been deducted from accounts receivable and reclassified into the account of “other current financial assets” upon the completion of the sale transaction.

We will provide a more precise definition in order to clarify the nature of this column in future filings.

Note 28. Summary of Significant Differences, page F-86
(a) (3) Acquisition of M. Setek, page F-88

12.   We see that in 2009 you increased your ownership of M. Setek to 58.1% with a further increase to 90% in 2010.  Please tell us whether the acquisition of M. Setek met the requirement in 2009 or will meet the requirement in 2010 to provide separate audited financial statements as required pursuant to Item 18 of Form 20-F and Rule 3-05 of Regulation S-X.

Response

We respectfully advise that, in accordance with SEC Release No. 33-7355 and Item 18 of Form 20-F, a foreign registrant is subject to the requirement of providing for age financial statement of an acquired foreign business pursuant to S-X Rule 3-05 only when it files a registration statement.  In 2009, the Company did not file any registration statement for new share offerings(e.g., no open shelf registration statement).  Furthermore, if in the foreseeable future the Company does not have a plan to file a registration statement for a new offering, it would not be subject to the requirement of filing the pre-acquisition audited financial statements of M. Setek.

13.   We see the disclosure that due to the different dates that M. Setek was consolidated under US GAAP and ROC GAAP, there was one more month of operating results and cash flow activity for M. Setek in the ROC GAAP financial statements.  Please show us where this adjustment is recorded in the reconciliation on page F-102.

Response

The different consolidation dates under US GAAP and ROC GAAP resulted in different values for (a) the net loss of M.Setek attributable to stockholders of the parent company during the period of the consolidation date, and (b) the investment loss recognized by the parent company, under the equity method, in the period prior to consolidation date. The discrepancy caused by the different consolidation dates in (a) is offset by the difference in values of (b). In other words, the net effect of the combination of both the investment loss and the net loss of M.Setek attributable to stockholders of parent company is zero, if not considering the foreign currency translation effect.

The Company recognized the operating results of M.Setek in different lines in the statement of operations owing to different consolidation dates under ROC and US GAAP. The table below sets forth relevant results under ROC and US GAAP.  The table below sets forth operating results of M. Setek:

	ROC GAAP		US GAAP
	(US$ in thousands)
Investment loss:
July 1 to August 31, 2009	2,688
July 1 to September 30, 2009			3,814
Net loss attributable to stockholders of Parent company:
September 1 to December 31, 2009	44,963
October 1 to December 31, 2009			43,784	(1)
Total	47,651	(A)	47,598	(B)
________________

(1) This amount is different from that specified on page F-92, because it excluded the amortization of difference between the purchase price and fair value of net assets.

The difference, A minus B, resulted from the use of different translation currency in computing investment loss and net loss attributable to stockholders of the Company owing to different period.

(p) Goodwill, page F-100

14.   We see that under US GAAP you have only one reporting unit for testing goodwill. Please tell us how you assessed the provisions of FASB ASC 350-20-35-33 through 38 in determining your reporting units.

Response

Pursuant to the provision of FASB ASC 350-20-35-33~38, a reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

As stated in Footnote 4.B. Business Overview, the Company mainly designs, develops, manufactures, assembles and markets a wide range of TFT-LCD panels.  The Company groups its business into three marketing channels: Information Technology Displays, Consumer Products Displays and Television Displays.  Due to the manufacturing factories or process cannot be assigned to any identified business group, as well as the cost and expenses cannot be reasonably allocated to any business group, a separate operating results or other discrete financial information of our business group is not available, except for the revenue information by product categories.  Therefore, the management reports and financial information submitted to our executive officers are prepared on the basis of the Company as a whole.  We also do not provide or publish any other financial information based on individual groups.  Since no other sufficient discrete financial information was generated for each aforementioned business group for which management could or does regularly review, management has determined that the Company (the enterprise) as a whole was the appropriate reporting unit in which goodwill should be evaluated for impairment under US GAAP at June 30, 2009.

The Company entered the solar photovoltaic industry with its acquisition of M. Setek in October 2009.  As further described in Footnote 28(a)(3), the acquisition resulted in the recognition of a gain on bargain purchase, and no additional goodwill was recognized.  Thus, management concluded that no portion of the pre-existing goodwill in the TFT-LCD segment should be allocated to the solar photovoltaic operating segment.

Management understands that for the purposes of the June 30, 2010 annual goodwill impairment test, the Company will no longer be able to solely use the Company’s quoted market price of its ordinary shares in determining the estimated fair value of the TFT-LCD panel reporting unit.  Management expects to use a discounted cash flow method to determine the fair value of the TFT-LCD panel reporting unit and to reconcile that with the Company’s market capitalization.

(t) (7) Product revenue information, page F-126

15.           Please tell us how you evaluated whether you operated in more than one reportable operating segment under FASB ASC 280-10-50-10.  In this regard, we see that you discuss your business by market channel and product and that you formed a separate solar photovoltaic business during 2009.  In this regard, we reference the disclosure that your CODM evaluates results of operations by product and manufacturing operations.

Response

The Company’s Chief Operating Decision Maker (CODM) is the Company’s Chief Executive Officer.  With respect to the TFT-LCD operating segment, only discrete revenue information is available by product and by channel, which is provided to the CODM regularly for review.  However, discrete cost and expense information cannot be reasonably allocated by product or channel because each of the fabrication facilities produces a variety of products for all major sales channels.  Consequently, the CODM only regularly receives sufficient and discrete financial information (i.e. segment asset and segment profit and loss information) on a consolidated basis for the entire company.

The Company entered the solar photovoltaic industry with its acquisition of M. Setek in October 2009.  The financial information about M. Setek that was already disclosed in Footnote 28(a)(3), about the amount of segment revenues and profit and loss, was included in the consolidated financial statements as of December 31, 2009 and the net asset information at the date of acquisition.  As described in Footnote 27, as of December 31, 2009, greater than 90% of the Company’s consolidated revenues, profit or loss and identifiable assets belong to the TFT-LCD operating segment while the solar photovoltaic operating segment represents less than 1% of the total combined segment revenue, approximately 5.24% of total combined segment profit and loss, and approximately 5.19% of total combined segment assets.  Therefore, management concluded that the Company has one reportable operating segment after carefully reviewing the criteria under ASC 280-10-50-10 and noting that only the TFT-LCD segment exceeded the quantitative threshold guidance in ASC 280-10-50-12.

In future filings, management will continue to monitor the significance of its solar photovoltaic operations and make the appropriate segment disclosures as considered necessary to comply with ASC Subtopic 280-10.

*               *               *

If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.

By:	/s/ Andy Yang
	Name:	Andy Yang
	Title:	Chief Financial Officer

cc:	Show-Mao Chen, Esq. Davis Polk & Wardwell LLP Alfred Wei KPMG Taiwan Kenneth Bunce KPMG USCMG UK